No. 812-13754

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4 TO APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-l UNDER THE ACT

Apollo Investment Corporation, AIC Credit Opportunity Fund LLC, Apollo Investment Management, L.P., Apollo Management VI, L.P., Apollo Management VII, L.P., Apollo Global Real Estate Management, L.P., Apollo Capital Management, L.P., Apollo SVF Management, L.P., Apollo Value Management, L.P., Apollo Europe Management, L.P., Apollo EPF Management, L.P., Apollo Credit Liquidity Management, L.P., Apollo Credit Opportunity Management, LLC, AGRE CMBS Management LLC, Apollo Credit Management II, L.P., Apollo Credit Management (CLO), LLC, Apollo Credit Management II GP, LLC, Apollo Palmetto Athene Advisors, L.P., Athene Asset Management, LLC, Apollo Credit Management, LLC, Apollo Palmetto Strategic Partnership, L.P., Apollo Special Opportunities Managed Account, L.P., Apollo Value Investment Master Fund, L.P., Apollo Investment Europe II, L.P., Apollo European Principal Finance Fund, L.P., Apollo Credit Opportunity Fund II, L.P., Apollo Investment Fund VI, L.P., Apollo Investment Fund VII, L.P., Apollo Commercial Real Estate Finance, Inc., ACREFI Management, LLC, AGRE CMBS Fund L.P., Apollo Credit Senior Loan Fund, L.P., Apollo Senior Floating Rate Fund Inc., Apollo/Palmetto Loan Portfolio, L.P., ALM IV, Ltd., AGRE U.S. Real Estate Fund, L.P., ALM V, Ltd., Apollo Longevity, LLC, COF II CLO II, LLC, ALM Loan Funding 2010-2 (P), Ltd., ALM Loan Funding 2010-3, Ltd., A-A European Senior Debt Fund, L.P., Apollo Management Singapore Pte. Ltd., Apollo European Strategic Management, L.P., Apollo European Strategic Investments (Holdings), L.P., Apollo Residential Mortgage, Inc., ARM Manager, LLC, Apollo Global Real Estate Management GP, LLC, AGRE Debt Fund I, L.P., AGRE – CRE Debt Manager, LLC, Apollo Natural Resources Partners, L.P., Apollo Commodities Management, L.P., Financial Credit Investment I, L.P., Financial Credit Investment I Manager, LLC, Apollo European Senior Debt Management, LLC, Apollo/Palmetto Short-Maturity Loan Portfolio, L.P., Apollo Credit Management (Senior Loans), LLC, 2011 A4 Fund, L.P., 2011 Stone Tower HY Cayman Fund Trust, 2012 CMBS-I Fund, L.P., 2012 CMBS-I Management, LLC, 2012 CMBS-II Fund, L.P., 2012 CMBS-II Management LLC, 2012 CMBS-III Fund, L.P., 2012 CMBS-III Management LLC, AGRE Asia Pacific Management, LLC, AGRE CMBS Management II LLC, AGRE NA Management, LLC, ALM IX, Ltd., ALM VI, Ltd., ALM VII, Ltd., ALM VIII, Ltd., Apollo AF Loan Trust 2012, Apollo Asia Private Credit Master Fund Pte., Ltd., Apollo Centre Street Management, LLC, Apollo Centre Street Partnership, L.P., Apollo Credit Funding I Ltd., Apollo Credit Management (Senior Loans) II, LLC, Apollo Credit Master Fund Ltd., Apollo Credit Strategies Master Fund Ltd., Apollo EPF II Partnership, Apollo EPF Management II, L.P., Apollo European Credit Management, L.P., Apollo European Credit Master Fund, L.P., Apollo SK Strategic Investments, L.P., Apollo SK Strategic Management, LLC, Apollo ST Debt Advisors LLC, Apollo ST Fund Management LLC, Apollo Structured Credit Recovery Master Fund II Ltd., Cornerstone CLO Ltd., Gulfstream – Compass CLO 2007, Ltd., Gulfstream – Rashinban CLO 2006-I, Ltd., Gulfstream – Sextant CLO 2007-1, Ltd., Gulfstream Asset Management, LLC Neptune Finance CCS, Ltd., Rampart CLO 2006-I Ltd., Rampart CLO 2007 Ltd., Stone Tower CLO V Ltd., Stone Tower CLO VI Ltd., Stone Tower CLO VII Ltd., Stone Tower Credit Solutions Master Fund Ltd., Stone Tower Loan Trust 2010, Stone Tower Loan Trust 2011, Merx Aviation Finance Holdings, LLC

9 West 57th Street

New York, NY 10019

All Communications, Notices and Orders to:

James C. Zelter

Chief Executive Officer

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

and

John J. Suydam

Chief Legal Officer and Vice President

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

and

Joseph D. Glatt

Secretary and Vice-President

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

Copies to:

Steven B. Boehm, Esq. Sutherland Asbill & Brennan LLP 700 6th Street, N.W. Washington, D.C. 20001 (202) 383-0176	Richard Prins, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-2790

February 11, 2013

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

Apollo Investment Corporation, AIC Credit Opportunity Fund LLC, Apollo Investment Management, L.P., Apollo Management VI, L.P., Apollo Management VII, L.P., Apollo Global Real Estate Management, L.P., Apollo Capital Management, L.P., Apollo SVF Management, L.P., Apollo Value Management, L.P., Apollo Europe Management, L.P., Apollo EPF Management, L.P., Apollo Credit Liquidity Management, L.P., Apollo Credit Opportunity Management, LLC, AGRE CMBS Management LLC, Apollo Credit Management II, L.P., Apollo Credit Management (CLO), LLC, Apollo Credit Management II GP, LLC, Apollo Palmetto Athene Advisors, L.P., Athene Asset Management, LLC, Apollo Credit Management, LLC, Apollo Palmetto Strategic Partnership, L.P., Apollo Special Opportunities Managed Account, L.P., Apollo Value Investment Master Fund, L.P., Apollo Investment Europe II, L.P., Apollo European Principal Finance Fund, L.P., Apollo Credit Opportunity Fund II, L.P., Apollo Investment Fund VI, L.P., Apollo Investment Fund VII, L.P., Apollo Commercial Real Estate Finance, Inc., ACREFI Management, LLC, AGRE CMBS Fund L.P., Apollo Credit Senior Loan Fund, L.P., Apollo Senior Floating Rate Fund Inc., Apollo/Palmetto Loan Portfolio, L.P., ALM IV, Ltd., AGRE U.S. Real Estate Fund, L.P., ALM V, Ltd., Apollo Longevity, LLC, COF II CLO II, LLC, ALM Loan Funding 2010-2 (P), Ltd., ALM Loan Funding 2010-3, Ltd., A-A European Senior Debt Fund, L.P., Apollo Management Singapore Pte. Ltd., Apollo European Strategic Management, L.P., Apollo European Strategic Investments (Holdings), L.P., Apollo Residential Mortgage, Inc., ARM Manager, LLC, Apollo Global Real Estate Management GP, LLC, AGRE Debt Fund I, L.P., AGRE – CRE Debt Manager, LLC, Apollo Natural Resources Partners, L.P., Apollo Commodities Management, L.P., Financial Credit Investment I, L.P., Financial Credit Investment I Manager, LLC, Apollo European Senior Debt Management, LLC, Apollo/Palmetto Short-Maturity Loan Portfolio, L.P., Apollo Credit Management (Senior Loans), LLC, 2011 A4 Fund, L.P., 2011 Stone Tower HY Cayman Fund Trust, 2012 CMBS-I Fund, L.P., 2012 CMBS-I Management, LLC, 2012 CMBS-II

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	AMENDMENT NO. 4 TO APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-l UNDER THE ACT

Fund, L.P., 2012 CMBS-II Management LLC, 2012 CMBS-III Fund, L.P., 2012 CMBS-III Management LLC, AGRE Asia Pacific Management, LLC, AGRE CMBS Management II LLC, AGRE NA Management, LLC, ALM IX, Ltd., ALM VI, Ltd., ALM VII, Ltd., ALM VIII, Ltd., Apollo AF Loan Trust 2012, Apollo Asia Private Credit Master Fund Pte., Ltd., Apollo Centre Street Management, LLC, Apollo Centre Street Partnership, L.P., Apollo Credit Funding I Ltd., Apollo Credit Management (Senior Loans) II, LLC, Apollo Credit Master Fund Ltd., Apollo Credit Strategies Master Fund Ltd., Apollo EPF II Partnership, Apollo EPF Management II, L.P., Apollo European Credit Management, L.P., Apollo European Credit Master Fund, L.P., Apollo SK Strategic Investments, L.P., Apollo SK Strategic Management, LLC, Apollo ST Debt Advisors LLC, Apollo ST Fund Management LLC, Apollo Structured Credit Recovery Master Fund II Ltd., Cornerstone CLO Ltd., Gulfstream – Compass CLO 2007, Ltd., Gulfstream – Rashinban CLO 2006-I, Ltd., Gulfstream – Sextant CLO 2007-1, Ltd., Gulfstream Asset Management, LLC, Neptune Finance CCS, Ltd., Rampart CLO 2006-I Ltd., Rampart CLO 2007 Ltd., Stone Tower CLO V Ltd., Stone Tower CLO VI Ltd., Stone Tower CLO VII Ltd., Stone Tower Credit Solutions Master Fund Ltd., Stone Tower Loan Trust 2010, Stone Tower Loan Trust 2011, Merx Aviation Finance Holdings, LLC

9 West 57th Street

New York, NY 10019

(212) 515-3450

File No. 812-13754

Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

INTRODUCTION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”),1 and Rule 17d-l promulgated under the Act,2 authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the Commission under the Act:

•	Apollo Investment Corporation (“AIC”),

[1]	Unless otherwise indicated, all section references herein are to the Act.
[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.

•	AIC Credit Opportunity Fund LLC, a special purpose investment holding vehicle, 100% of the equity of which is owned by AIC ( “AICCOF”),

•	Merx Aviation Finance Holdings, LLC (“Merx”), a special purpose vehicle, 100% of the equity of which is owned by AIC,

•	Apollo Investment Management, L.P., AIC’s investment adviser (“AIM,” and together with any other investment manager that AIC may in the future directly or indirectly control, the “AIC Advisers”),

•	Apollo Senior Floating Rate Fund Inc. (“ASFRF”), an investment company registered under the Act and managed by Apollo Credit Management, LLC,

•

The “Existing Affiliated Advisers” as included in Appendix A, and, together with any future investment managers controlling, controlled by or under common control with Apollo Global Management, LLC (other than the AIC Advisers and other investment advisers to Regulated Funds (as defined below)) that manage Future Affiliated Funds (as later defined), “Affiliated Advisers,” and collectively with the AIC Advisers, Apollo Credit Management, LLC and any future investment managers controlling, controlled by or under common control with Apollo Global Management, LLC that manage Regulated Funds (as defined below), the “Advisers”), and

•	The “Existing Affiliated Funds,” as listed in Appendix A (together with AIC, AICCOF, Merx, ASFRF, and the Advisers, the “Applicants”).

In particular, the relief requested in this application (the “Application”) would allow one or more Regulated Funds3 (including one or more AIC Funds4) and/or one or

[3]	Regulated Funds” means AIC, ASFRF, the Future Regulated Funds and the BDC Downstream Funds. “Future Regulated Fund” means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC (as defined below) and (b) only with respect to those assets managed by an Affiliated Adviser or an AIC Adviser. “BDC Downstream Fund” means, with respect to any Regulated Fund that is a BDC, a company, including, without limitation, a separately managed account, (a) that the BDC directly or indirectly controls, (b) that is not a BDC or a registered investment company, and (c) only with respect to those assets managed by personnel of the BDC, a person that the BDC directly or indirectly controls, the Adviser to the BDC or an Affiliated Adviser.
[4]	“AIC Fund” means AIC or any AIC Downstream Fund. “AIC Downstream Fund” means a BDC Downstream Fund that AIC directly or indirectly controls. Currently, the only AIC Downstream Funds are AICCOF and Merx.

more Affiliated Funds5 to participate in the same investment opportunities where such participation would otherwise be prohibited under section 17(d) or 57(a)(4) and the rules under the Act.

“Co-Investment Transaction” means any transaction in which a Regulated Fund (as defined below) participates together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.6 Accordingly, Uncovered Follow-On Investments (as defined below) and Uncovered Dispositions (as defined below) are not Co-Investment Transactions for purposes of this Application. “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without being able to rely on an exemptive order such as the Order. “Follow-On Investment” means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer, whether following a Co-Investment Transaction or an Uncovered Investment (as defined below).7

All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with its terms and conditions.

I.	APPLICANTS

Each applicant below may be directly or indirectly controlled by the holding company, Apollo Global Management, LLC (“AGM”). AGM is a publicly traded company that owns controlling interests in AIM and the Affiliated Advisers, and thus may be deemed to control the Regulated Funds and the Existing Affiliated Funds. AGM, however, is a holding company and does not currently offer investment advisory services to any person and is not expected to do so in the future. Accordingly, AGM has not been included as an Applicant.

A.	APOLLO INVESTMENT CORPORATION, AIC CREDIT OPPORTUNITY FUND LLC AND MERX AVIATION FINANCE HOLDINGS, LLC

AIC is a specialty finance company that is a closed-end, non-diversified management investment company incorporated in Maryland. AIC has elected to be regulated as a business development company (a “BDC”) under the Act.8 In addition,

[5]

“Affiliated Fund” means any Existing Affiliated Fund or any existing or future company or, solely for purposes of determining to which investors the Conditions set forth below will apply, any separately managed account, (a) that is not a Regulated Fund, and (b) only with respect to those assets managed by an Affiliated Adviser or AIC Adviser. No Existing Affiliated Fund is a BDC Downstream Affiliate.

[6]

No Independent Director (as defined below) or Independent Party (as defined below) will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in any Regulated Fund.

[7]	In this Application, references to Co-Investment Transactions include Covered Follow-On Investments (as defined below).
[8]

Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

AIC has qualified and elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) and intends to continue to qualify as a RIC in the future. AIC’s principal place of business is 9 West 57th Street, New York, NY 10019. In connection with its initial public offering, AIC filed a registration statement on Form N-2 (File No. 333-153879) under the Securities Act of 1933 (the “Securities Act”). AIC completed its initial public offering of its common stock, par value $0.001 on April 8, 2004, and has raised additional capital through subsequent offerings from time to time.

AIC’s investment objective is to generate both current income and capital appreciation through debt and equity investments. AIC invests primarily in middle market companies, where it believes the supply of primary capital is limited and investment opportunities are most attractive. AIC’s primary investment mandate (as more fully described in AIC’s disclosure documents, as may be amended or supplemented from time to time) is to focus on senior secured loans and subordinated and mezzanine investments and/or equity in private middle market companies, which may include an equity component such as warrants. AIC may also invest in the securities of public companies. In addition, AIC and its Affiliates together have the ability to provide “one stop” financing with the ability to hold larger investments than many of AIC’s competitors. The ability to hold larger investments benefits AIC’s stockholders by: (i) increasing flexibility, (ii) broadening market relationships and access to deal flow, (iii) allowing AIC to optimize its portfolio composition, (iv) allowing AIC to provide capital to middle market companies, which AIC believes currently have limited access to capital from traditional lending sources, and (v) potentially increasing the availability of more favorable investment terms and protections.

AIC’s business and affairs are managed under the direction of a board of directors (a “Board”)9. AIC’s Board currently consists of eight members, six of whom are not “interested persons” as defined in Section 2(a)(19) (“Independent Directors”)10 of AIC. AIC’s Board has delegated daily management and investment authority to AIM pursuant to an investment advisory and management agreement (the “Investment Advisory Agreement”). Apollo Investment Administration, LLC (“Apollo Administration”) serves as AIC’s administrator pursuant to an administration agreement.

AICCOF, a vehicle owned by AIC to hold certain securities issued in connection with structured finance transactions and managed on its behalf for no additional compensation by AIM, is a Delaware limited liability company which may on occasion co-invest with Regulated Funds and Affiliated Funds. AICCOF’s investment objective is similar to the investment objectives of the Regulated Funds and the Affiliated Funds. As of September 30, 2012, AICCOF had approximately $108.6 million in total assets.

[9]	The term “Board” may refer to the board of directors or the equivalent of any relevant entity.
[1][0]	The term “Independent Director” may refer to a director or the equivalent, of any relevant company, who is not an interested person under Section 2(a)(19) of the Act.

Merx, a vehicle recently formed and owned by AIC to engage in aircraft leasing and related businesses, is a Delaware limited liability company which may on occasion co-invest with Regulated Funds and Affiliated Funds.

B.	APOLLO INVESTMENT MANAGEMENT, L.P.

AIM, a Delaware limited partnership that is registered under the Investment Advisers Act of 1940, serves as the investment adviser to AIC pursuant to the Investment Advisory Agreement. Subject to the overall supervision of AIC’s Board, AIM manages the day-to-day operations of, and provides investment advisory and management services to, AIC. Under the terms of the Investment Advisory Agreement, AIM determines the composition of AIC’s portfolio, the nature and timing of the changes to AIC’s portfolio, and the manner of implementing such changes, identifies, evaluates, and negotiates the structure of the investments AIC makes (including performing due diligence on AIC’s prospective portfolio companies); closes, monitors and, when and where applicable, restructures the investments AIC makes; and determines the investments and other assets that AIC purchases, retains or sells.

Pursuant to the administration agreement, Apollo Administration furnishes AIC with office facilities, equipment and clerical, bookkeeping and record-keeping services at such facilities. Under the administration agreement, Apollo Administration also performs, or oversees the performance of, AIC’s required administrative services, which include, among other things, being responsible for the financial records that AIC is required to maintain and preparing reports to AIC’s stockholders and reports filed with the Commission. In addition, Apollo Administration oversees AIC in determining and publishing AIC’s net asset value, oversees the preparation and filing of AIC’s tax returns and the printing and dissemination of reports to AIC’s stockholders, and generally oversees the payment of AIC’s expenses and the performance of administrative and professional services rendered to AIC by others.

Both AIM and Apollo Administration are indirect subsidiaries of Apollo Global Management, LLC, Affiliates of which are or will be the investment advisers to the Affiliated Funds.

C.	APOLLO SENIOR FLOATING RATE FUND INC. AND APOLLO CREDIT MANAGEMENT, LLC

ASFRF is a closed-end, non-diversified management investment company incorporated in Maryland. ASFRF has qualified and elected to be treated as a RIC under Subchapter M of the Code and intends to continue to qualify as a RIC in the future. ASFRF’s principal place of business is 9 West 57th Street, 43rd Floor, New York, NY 10019. In connection with its initial public offering, AIC filed a registration statement on Form N-2 (File No. 333-169726) under the Securities Act. ASFRF completed its initial public offering of its common stock, par value $0.001 on February 28, 2011.

ASFRF’s investment objective is to seek current income and preservation of capital through debt investments. ASFRF invests primarily in senior, secured loans made to companies whose debt is rated below investment grade and investments with similar economic characteristics. ASFRF may also invest in subordinated loans and corporate bonds. Subordinated loans generally have the same characteristics as senior, secured loans except that such loans are subordinated in payment and/or lower in lien priority to first lien holders. In addition, ASFRF may invest in (i) loan interests that are not secured by any collateral of a borrower; (ii) other income producing securities (including, without limitation, U.S. Government debt securities and investment and non-investment grade, subordinated and unsubordinated corporate debt securities); (iii) rights, warrants and equity securities issued by a borrower or its affiliates as part of a package of investments in a borrower or its affiliates and (iv) structured products. ASFRF may also invest in other assets for, among other reasons, cash management, financing activities or hedging transactions.

ASFRF’s business and affairs are managed under the direction of its Board. ASFRF’s Board currently consists of six members, four of whom are not “interested persons” of ASFRF as defined in Section 2(a)(19). ASFRF’s Board has delegated daily management and investment authority to Apollo Credit Management, LLC pursuant to an investment advisory and management agreement. Apollo Credit Management, LLC also serves as ASFRF’s administrator pursuant to an administrative services and expense reimbursement agreement.

D.	EXISTING AFFILIATED FUNDS

The Existing Affiliated Advisers are the investment advisers to the Existing Affiliated Funds. The Affiliated Funds are not BDCs or registered investment companies. A complete list of the Existing Affiliated Funds and their managers is included in Appendix A.

II.	ORDER REQUESTED

The Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the Rules under the Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	OVERVIEW

1.	The Investment Process

The investment process consists of two stages: (a) the identification, consideration and approval of investment opportunities; and (b) order placement and allocation.

(a) Identification, Consideration and Approval of Investment Opportunities. The Advisers manage numerous private equity, capital markets and real estate funds and separate accounts with a wide variety of mandates and aggregate assets of $109.7 billion as of September 30, 2012. The Advisers are presented with thousands of investment opportunities each year on behalf of their clients across the “Apollo Platform,” which means, collectively, all of the investment management and advisory entities under the direct or indirect control of Apollo Global Management, LLC. The Apollo Platform is organized and managed such that the portfolio managers, Investment Teams11 or Investment Committees12 (each individually or collectively, the “Decision-Maker”) responsible for investment decisions on behalf of the Regulated Funds timely learn of the opportunities that have potential investment merit and fall within the Objectives and Strategies13 of each Regulated Fund for which they have responsibility. These organizational structures are dynamic and change in detail elements over time as informational technology, client relations, business objectives and managerial talent change. However, these structures will maintain the traits discussed below. The following discussion focuses on illiquid investment opportunities, which are the type that could potentially lead to a Co-Investment Transaction.

Investment opportunities are assigned to one or more analysts or portfolio managers for an initial high-level screening. Opportunities that survive this screening are assigned to one or more analysts or portfolio managers for additional due diligence and research. During and upon conclusion of this further level of analysis, the opportunity and any relevant written materials are circulated among those Decision-Makers and their teams for whom the opportunity may be of interest. This occurs through a variety of methods including, among other things, participation in periodic pipeline review Investment Committee and Investment Team meetings, receipt of internal memoranda and other materials, internal on-line discussion forums, e-mail and other communications, phone conversations, and in-person discussions. The investment personnel associated

[11]	An “Investment Team” typically consists of one or more portfolio managers and one or more analysts.
[12]	An “Investment Committee” typically consists of a combination of one or more portfolio managers and members of senior management across the Apollo Platform.
[13]	“Objectives and Strategies” means (i) with respect to each BDC and Closed-End Fund, its investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders, (ii) with respect to any Downstream Funds, as described in the applicable disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements) because such funds do not make public filings with the Commission, and (iii) each as defined by the Board, including a Required Majority of the Board, or the Independent Party, respectively, from time to time for inclusion in the documents referred to in (i) or (ii) above, as applicable.

with the Advisers of the Regulated Funds are charged with making sure they identify and participate in this process with respect to each investment opportunity that falls within the Objectives and Strategies of each Regulated Fund.

All investment opportunities recommended for investment approval as a result of this process are considered by the relevant Decision-Makers. A variety of outcomes may ensue. An opportunity may be rejected or accepted. An opportunity may be rejected on behalf of some clients, but accepted on behalf of others. In some cases, additional analysis may be requested before making a decision. Representatives from the Advisers of the Regulated Funds are members of each Investment Team or Investment Committee, or are otherwise able to participate in each meeting, of any Decision-Maker that is expected to approve or reject recommended investment opportunities falling within their Regulated Funds’ Objectives and Strategies.

Currently, each opportunity that falls within any Regulated Fund’s Objectives and Strategies and is of such a nature that participation in that opportunity by that Regulated Fund would be a Co-Investment Transaction is allocated among the relevant Affiliated Funds or among the Regulated Funds based on the relevant considerations including, as between the Affiliated Funds on the one hand, and Regulated Funds on the other hand, which fund’s Adviser originated the opportunity and for which fund or funds the opportunity was most appropriate. Upon receipt of the Order each such opportunity will be treated as a Potential Co-Investment Transaction for purposes of the Conditions upon approval of such opportunity by the Decision-Maker for that Regulated Fund.

(b) Order Placement and Allocation. All clients for whom the relevant Decision-Maker approves an investment opportunity are able to participate in that opportunity. As noted above, prior to receipt of the Order, if the opportunity is approved for one or more Affiliated Funds and is of such a nature that participation by a Regulated Fund would be a Co-Investment Transaction, no Regulated Fund will have approval to participate in such investment opportunity and the following description will not include any Regulated Fund.

The first step in participation is determination of proposed order size. This is generally accomplished in meetings and discussions separate from the approval process discussed above but involving representatives of the relevant Decision-Makers. In these meetings and discussions all factors relevant to each client that has approval to invest in the opportunity are considered including investment guidelines, issuer, industry and geographical concentration, availability of cash and other opportunities for which cash is needed, tax considerations, leverage covenants, regulatory constraints (such as requirements under the Act and potential constraints under the Order), investment horizon, potential liquidity needs and the Apollo Platform’s overall risk concentration policies. A representative of each relevant Decision-Maker then submits a proposed order amount for each of its clients that it desires to participate in the investment opportunity. Each order is subject to potential review by the relevant compliance team and by an allocation committee for the area in question (e.g., credit, private equity, real estate) on which senior management, legal and compliance personnel from that area participate. In the case of issues involving multiple areas or the firm as a whole, there is a firm-wide allocation committee on which senior management, legal and compliance personnel for the firm participate. The allocation review process is designed to ensure that every client is treated fairly and that the Apollo Platform’s allocation policies are being followed. Upon completion of allocation review, orders are finalized and submitted.

If the aggregate orders for a particular opportunity, including a Potential Co-Investment Transaction, do not exceed the size of the opportunity, then each order is fulfilled as placed. If, on the other hand, the aggregate order size is greater than the size of the opportunity at the time the orders are submitted to the underwriter, dealer or issuer, the allocation of the opportunity will be made pro rata on the basis of order size. If subsequent to such submission, the size of the opportunity is increased or decreased, the participants are permitted to resize orders to take advantage of an expanded opportunity or to seek to avoid a de minimis allocation.

Allocations are periodically reviewed by the compliance team, led by the Chief Compliance Officer, and the entire process is monitored by the compliance team.

In connection with each Potential Co-Investment Transaction, the applicable Adviser to each Regulated Fund and each Affiliated Fund will follow the Conditions.

Based on the foregoing process, the Apollo Platform is structured so that the relevant investment advisory personnel for each Regulated Fund become aware of and upon receipt of the Order can take appropriate action with respect to all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies of such Regulated Fund.

2.	Approval of Co-Investment Transactions

A Regulated Fund will only participate in a Potential Co-Investment Transaction if the Required Majority (as defined below) or Independent Party (as defined below), as applicable, approves it consistent with the Conditions.

For purposes of this Application, approval by a Regulated Fund other than a BDC Downstream Fund may only be effected by an approval of a required majority as defined in Section 57(o) (a “Required Majority”) of the directors of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) (the “Eligible Directors”) and approval by a BDC Downstream Fund may be effected only by (i) the approval of the Board of the relevant BDC Downstream Fund or (ii) a transaction or advisory committee (either of (i) or (ii), the “Independent Party”) consisting of at least one individual who is or would qualify to be an Eligible Director with respect to the BDC Downstream Fund if it were a BDC, acting by majority approval if such committee has more than one member. If this committee has more than one member, a majority of the members will be independent. Individuals on the committee would possess the requisite experience and/or training to permit them to make informed decisions on behalf of the applicable BDC Downstream Fund.

All Co-Investment Transactions between a BDC Downstream Fund and a Regulated Fund other than the BDC of which it is a BDC Downstream Fund and those between a BDC Downstream Fund and an Affiliated Fund must be approved by the BDC Downstream Fund’s Independent Party. Thus, in a Potential Co-Investment Transaction, if the applicable Adviser determines that the opportunity is suitable for a BDC Downstream Fund and an Affiliated Fund and/or a Regulated Fund other than the BDC of which the BDC Downstream Fund is a BDC Downstream Fund has confirmed its desire to also participate, the Adviser will forward the opportunity to the BDC Downstream Fund’s Independent Party for consideration.

The use of Independent Parties for BDC Downstream Funds results in a standard of approval that Applicants believe is equally as stringent as the standard of approval that a board of directors would apply. Most importantly, the Independent Parties of the BDC Downstream Funds would be bound to act in the best interests of their respective funds when approving transactions. This would include transactions that could present a conflict of interest.

Further, Applicants believe that the existence of differing routes of approval between the Regulated Funds and the BDC Downstream Funds would not result in Applicants investing through the BDC Downstream Funds in order to avoid obtaining the approval of a Regulated Fund’s Board. Each Regulated Fund and BDC Downstream Fund has its own Objectives and Strategies, the implementation of which depend on the specific circumstances of the entity’s portfolio at the time an investment opportunity is presented. As noted above, consistent with its duty to its BDC Downstream Funds, the Independent Party must reach a conclusion that the investment is in the best interest of its relevant BDC Downstream Funds. An investment made solely to avoid an approval requirement at the Regulated Fund level should not be viewed as in the best interest of the entity in question and, thus, would not be approved by the Independent Party.

The use of Independent Parties has been common practice in institutional funds for many years and sophisticated investors, including global institutional investors, have relied on their presence in fund structures to ensure equitable treatment. Moreover, although a traditional board of directors would not be required to approve Co-Investment Transactions for a BDC Downstream Fund, a Board of a Regulated Fund would be required, as part of the overall duty of care that it owes to that Regulated Fund and its shareholders, to monitor the Co-investment Transaction activity of the Regulated Fund’s respective BDC Downstream Funds to ensure that no pattern of abuse was extant.

3.	Delayed Settlement

All Regulated Funds participating in a Co-Investment Transaction will invest at the same time, except that the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. This may occur when the Affiliated Fund or Regulated Fund is not fully funded or has committed capital from investors. When such fund desires to make an investment, it must call capital from its investors to obtain the financing to make such investment, and in these instances, the notice requirement to call capital could be at least ten business days. It may also occur where, for tax or regulatory reasons, an Affiliated Fund or Regulated Fund does not purchase new issuances immediately upon issuance but only after a short seasoning period. Nevertheless, the date on which the commitment is made will be the same even where the settlement date is not.

4.	Co-Investment Scenarios

Previously issued exemptive orders in this area address Co-Investment Transactions where one or more Regulated Funds and/or one or more Affiliated Funds jointly invest in the same security issued by the same portfolio company, when neither the Regulated Funds nor the Affiliated Funds have a prior investment in that portfolio company. However, there are other scenarios where Co-Investment Transactions arise.

(a)	Uncovered Investments

One or more Regulated Funds and/or one or more Affiliated Funds may hold securities of the same issuer pursuant to one or more transactions that did not require exemptive relief from the Commission under Section 57(i) or Rule 17d-1 (such a circumstance, an “Uncovered Investment”). Uncovered Investments may arise in a number of different ways. The most prevalent appear to be the following: (1) two or more Regulated Funds and/or Affiliated Funds acquire securities at times and in circumstances that are not collapsed for Rule 17d-1 or Section 57(a)(4) purposes, which may occur, for example, when one or more funds acquire securities in a negotiated private placement and one or more funds in unrelated transactions acquire the same securities in the secondary market or securities of the same class in a subsequent private placement in accordance with the MassMutual No-Action Letter14; (2) two or more Regulated Funds and/or Affiliated Funds co-invest in publicly traded securities in accordance with the SMC No-Action Letter15 and/or in a private placement in accordance with the MassMutual No-Action Letter; (3) two or more private funds co-invest in a negotiated private placement and some of them subsequently become Regulated Funds; (4) two or more Regulated Funds acquire securities of a portfolio company in a negotiated transaction in accordance with Rule 17d-1(d)(5) or as a result of a reorganization in accordance with Rule 17d-1(d)(6); and (5) one or more Regulated Funds and one or more Affiliated Funds acquire securities in a Co-Investment Transaction under the Order and subsequently acquire additional securities in permitted circumstances, such as under categories (2), (3) or (4).

These types of transactions may occur for a variety of reasons, including that the funds were not subject to the 1940 Act at the time, that one or more funds were not in existence at the time of the initial transaction, or that one or more funds were fully invested, in danger of becoming over-concentrated in an industry, class of security, maturity or some other investment parameter at the time of the initial transaction and, consequently, did not participate at that time.

[14]	Massachusetts Mutual Life Insurance Company (pub. Avail. June 7, 2000) (the “MassMutual No-Action Letter”).
[15]	SMC Capital, Inc. (pub. Avail. Sept 5, 1995) (the “SMC No-Action Letter”).

These types of transactions may involve multiple classes of securities. For example, it is not uncommon for a single fund to acquire second lien secured debt, unsecured debt and warrants of an issuer in the same offering. In addition, over time, some Regulated Funds and Affiliated Funds may acquire different series or tranches of the same class. For example, an issuer may issue a variety of unsecured intermediate term notes all sharing the same base indenture but some having three year terms, others four year terms and each having different interest rates depending on the interest rate environment and credit quality of the issuer at the time of issuance. Differences within a class rarely rise to a level such that the securities are materially different from each other from an investment point of view. For example, if fund #21 acquires five year unsecured paper at a 9.5% interest rate and two years later a new fund, #27, acquires new four year paper at Libor plus 7.5%, investment advisors would treat each of these securities as essentially the same security. Each stands in the same position for all covenant breaches, restructurings and similar matters and each has a market rate of interest for the issuer at the time of issuance. For purposes of the Order, any security that has a preference over some other security to distributions or liquidation value in the case of an equity security or to payment of interest or principal in the case of a debt security, whether due to subordination, access to collateral upon default or substantially different covenant package, would be treated as being in a different class.

(b)	Follow-On Investments

It is possible that one or more Regulated Funds and/or one or more Affiliated Funds holding securities in an issuer acquired through an Uncovered Investment or a Co-Investment Transaction may seek to complete an additional investment in such issuer in a manner such that the new transaction would otherwise be prohibited by either or both of Rule 17d-1 and Section 57(a)(4), as applicable, as modified by the exemptive rules adopted by the Commission under the Act (any such transaction, a “Covered Follow-On Investment”). It is also possible that one or more Regulated Funds and/or one or more Affiliated Funds may seek to complete an Uncovered Investment in securities of an issuer in which one or more Regulated Funds and/or Affiliated Funds hold securities initially acquired in one or more Co-Investment Transactions (an “Uncovered Follow-On Investment”). In summary, Covered Follow-On Investments include substantially all Follow-On Investments involving private negotiation of terms other than price on behalf of Regulated Funds and Affiliated Funds; Uncovered Follow-On Investments include only those investments qualifying under the SMC No-Action Letter (secondary trades) or the MassMutual No-Action Letter (private placements) and ordinary course trading on behalf of clients where no Adviser or associated person has a separate financial interest outside of its advisory fees or brokerage commission authorized by Section 17(c) and/or Section 57(k).

As is the case with almost any investment, it is possible that the implementation of a Covered or Uncovered Follow-On Investment would involve overreaching of a Regulated Fund or its securityholders on behalf of the Adviser or its affiliates or an

Affiliated Fund, including through the propping up of an investment by an Affiliated Fund. The Commission and its Staff have developed various requirements in conjunction with the investment management industry to guard against overreaching. Some of these have become important elements in relief from the broad prohibitions on joint arrangements under Rule 17d-1. For example, under the SMC No-Action Letter and the MassMutual No-Action Letter, an adviser must have robust allocation policies in place. Similarly, under Rule 17d-1(d)(5), the Commission has authorized the independent directors of funds regulated under the 1940 Act to approve certain joint arrangements, including certain negotiated co-investments, where the adviser and/or its employees and affiliates have a financial interest, so long as the directors find that the financial interest is de minimis, a standard which, as explained in the Commission’s release adopting that provision, is satisfied if the financial interest is not material to the adviser’s decision to engage in the joint arrangement.16

Applicants believe that these requirements are useful in devising safeguards to permit certain Covered and Uncovered Follow-On Investments in advisory complexes that receive an exemption to engage in Co-Investment Transactions.

1. Uncovered Follow-On Investments. Applicants believe that Uncovered Follow-On Investments (which occur only following a prior Co-Investment Transaction) should not require approval of the Required Majority under the Conditions for the following reasons:

•

The Adviser will present to the Board or the Independent Party, as applicable, on a quarterly basis, a record of all Uncovered Follow-On Investments completed during the prior quarter in an issuer in which any Regulated Fund holds any securities acquired in a Co-Investment Transaction under the Order. Such record will include date, price, quantity, basis of allocation and the basis of approval by the Chief Compliance Officer or his or her designee of any deviation from the normal basis of allocation.

•

The new transaction would proceed in an environment where each Regulated Fund that participated in the prior Co-Investment Transaction has already been treated fairly because the prior Co-Investment Transaction was subject to the Conditions.

•

In assessing the risk of overreaching, an Uncovered Follow-On Investment is equivalent to a situation where no prior Co-Investment Transaction has occurred. Therefore, approval by a Required Majority should not be required in view of the fact that it is similar to an Uncovered Investment, which would not normally require Board scrutiny.

[16]	Transactions of Investment Companies with Portfolio and Subadviser Affiliates, Investment Company Act of 1940 Release No. 25888, 17 C.F.R. 270 (Jan. 14, 2003)

•

Uncovered Investments, by their nature, involve substantially less risk of overreaching than Co-Investment Transactions because the only element being negotiated is price and, accordingly, the only potential source of overreaching would be improper allocation.

•	The reporting requirements would provide transparency and assurance that overreaching of a Regulated Entity would not occur.

•

Applying the same procedures as govern Co-Investment Transactions would be impractical in most Uncovered Investment situations. For example, it would not be feasible to convene board or committee meetings to approve secondary market transactions or most Rule 144A offerings, which, unlike fully negotiated transactions, require execution within short periods of time.

2. Covered Follow-On Investments. When a Covered Follow-On Investment follows a Co-Investment Transaction, Board approval would not be required for the Covered Follow-On if (i) the proposed participation of each Regulated Fund and Affiliated Fund holding the securities in question is proportionate to its outstanding holding of the security in question of the issuer immediately preceding the Covered Follow-On Investment, (ii) the Board or Independent Party, as applicable, of the Regulated Fund has approved, as being in the best interest of the Regulated Fund, the ability of the Regulated Fund to participate in Follow-On Investments on a pro rata basis and (iii) the Board, or Independent Party, as applicable, of the Regulated Fund is provided, on a quarterly basis, with a list of all Covered Follow-On Investments made during the prior quarter in accordance with this sentence.17

In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors or Independent Party, as applicable, and the Regulated Fund will participate in such Covered Follow-On Investment solely to the extent that a Required Majority or Independent Party, as applicable, determines that it is in the Regulated Fund’s best interests.

Applicants acknowledge that when a Covered Follow-On Investment follows an Uncovered Investment, there may be a heightened risk of overreaching by the Affiliated Funds because the Board or Independent Party would not have reviewed the predicate Uncovered Investment and, accordingly, may not have a sufficient basis on which to make the findings required by the Order. Therefore, certain safeguards are included in the Conditions.

The Advisers to the Regulated Funds would provide the Eligible Directors or Independent Party, as applicable, of each Regulated Fund with such information as is reasonably necessary to enable them to make the determinations required under Conditions 2(c)(i) through 2(c)(iv), and the determination that the proposed Covered Follow-On Investment:

(i) both (A) is not materially improving the value of the securities of the issuer in question held by any Related Party (as defined below), whether or not such Related Party is participating in the Covered Follow-On Investment, in any manner that is on a different basis than for the Related Party(ies); and (B) is not designed to enable any Related Party to complete any other transaction for its investment portfolio that it could not otherwise complete; or

[17]	If more than one Regulated Fund holds the securities in question and one or more Regulated Fund chooses not to participate in the Follow-On Investment, any remaining Regulated Fund(s) and Affiliated Fund(s) may still complete a pro rata Follow-On Investment pursuant to this sentence.

(ii) Any benefit received by any Related Party does not result from or constitute overreaching of any Regulated Fund on the part of any person concerned.

For this purpose, “Related Party” means any Close Affiliate (as defined below) and, but only in respect of matters as to which the Advisers to the persons seeking to participate in the relevant transaction have knowledge, any Remote Affiliate (as defined below). “Close Affiliate” means any person described in Section 57(b) (after giving effect to Rule 57b-1 in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for (i) Independent Directors and advisory board members of the Regulated Fund and Independent Parties of a BDC Downstream Fund, (ii) limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D) and (iii) issuers (other than BDC Downstream Funds and Affiliated Funds) whose securities are held by one or more Regulated Funds or Affiliated Funds; and “Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) plus the persons described in items (i), (ii) and (iii) above.

(c)	Dispositions

From time to time, one or more Regulated Funds and/or one or more Affiliated Funds may wish to dispose of securities of an issuer acquired in a Co-Investment Transaction, in an Uncovered Follow-On Investment following such Co-Investment Transaction, or in a Covered Follow-On Investment following such Co-Investment Transaction (any exit, sale, put, submission for redemption or other disposal or transfer, a “Disposition”).

1. Uncovered Dispositions. Applicants believe that prior Board approval under the Order should not be required where the securities in question (i) were acquired in an Uncovered Follow-On Investment or (ii) were acquired in a Co-Investment Transaction (including Covered Follow-On Investments) and have become freely tradable, are not subject to restrictive agreements with the issuer or other securityholders, and are being disposed of for cash or other freely tradable securities without negotiation of terms other than pricing terms (any such Disposition, an “Uncovered Disposition”). In this situation, all holders have equal opportunity and the only potential source of overreaching is allocation impropriety. The Commission does not require prior Board approval of allocation decisions in other situations where securities are freely tradable and, indeed, the Staff did not require it for private Dispositions of private placement securities under the MassMutual No-Action Letter. Applicants do not see a cognizable benefit from applying harsher standards under the Order simply because the securities were acquired in circumstances where additional terms were negotiated such that prior Board approval for the acquisition was required under the Order.

Although Board approval of such Uncovered Dispositions would not be required, the Adviser will present to the Board, or the Independent Party, as applicable, on a quarterly basis, a record of all Uncovered Dispositions completed during the prior quarter of securities of an issuer in which any Regulated Fund holds any securities acquired in a Co-Investment Transaction. Such record would include date, price, quantity, basis of allocation and basis of approval by the Chief Compliance Officer or his or her designee of any deviation from the normal basis of allocation.

2. Covered Dispositions. A “Covered Disposition” means a transaction in which one or more Regulated Funds and/or one or more Affiliated Funds wishes to dispose of securities of an issuer which (i) were acquired in a Co-Investment Transaction (including in a Covered Follow-On Investment) and either have not become freely tradable or are subject to restrictive agreements with the issuer or other securityholders, or (ii) were acquired in a Co-Investment Transaction (including a Covered Follow-On Investment) or in an Uncovered Investment and are being disposed of in a transaction where terms other than price are being negotiated. Where the initial investment by each Regulated Fund and each Affiliated Fund was made as part of a Co-Investment Transaction and any Follow-On Investments related to the securities were Covered Follow-On Investments, Board approval would not be required if (i) all Regulated Funds and Affiliated Funds holding the securities in question are disposing pro rata of their holdings of such securities immediately prior to such Disposition, (ii) the Board or Independent Party, as applicable, of the Regulated Fund has approved, as being in the best interest of the Regulated Fund, the ability of the Regulated Fund to participate in Dispositions on a pro rata basis and (iii) the Board, or Independent Party, as applicable, of the Regulated Fund is provided, on a quarterly basis, with a list of all Dispositions made during the prior quarter in accordance with this sentence. 18 In all other cases, the Adviser will provide its written recommendation to the Eligible Directors or the Independent Party, as applicable, and the Regulated Fund will participate in such Covered Disposition solely to the extent that a Required Majority or Independent Party, as applicable, determines that it is in the best interests of the Regulated Fund.

[18]	If more than one Regulated Fund holds the securities in question and one or more Regulated Fund chooses not to participate in the Covered Disposition, any remaining Regulated Fund(s) and Affiliated Fund(s) may still complete a pro rata Disposition pursuant to this sentence.

B.	APPLICABLE LAW

1.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to section 2(a)(3)(C); or

•

Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);[19] or any person who is an affiliated person of any of the forgoing within the meaning of section 2(a)(3)(C) or (D).

Pursuant to the foregoing application of Section 57(a)(4), BDC Downstream Funds on the one hand and other Regulated Funds and Affiliated Funds on the other, may not co-invest absent an exemptive order because the BDC Downstream Funds are controlled by a BDC and the Affiliated Funds and other Regulated Funds are included in Section 57(b).

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.20

[19]	Also excluded from this category by Rule 57b-1, is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.
[20]

See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management (pub. Avail January 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question…”).

2.	Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d) and Section 57(i), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.21 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”22 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”23

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) are met.

C.	NEED FOR RELIEF

Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

Each of the participating Regulated Funds and each of the Affiliated Funds may be deemed to be affiliated persons vis-à-vis each other within the meaning of Section 2(a)(3) by reason of common control because (i) controlled Affiliates of AGM manage each of the Affiliated Funds and ASFRF and may be deemed to control any future Regulated Fund, (ii) AGM controls AIM, which manages AIC pursuant to the Investment Advisory Agreement, and (iii) AIC Downstream Funds, are, and, in the future will be, deemed to be controlled by AIM, AIC or certain of AIC’s subsidiaries. Thus, each of the Affiliated Funds could be deemed to be a person related to the AIC Funds in a manner described by Section 57(b) and related to the other Regulated Funds in a manner described by Rule 17d-1; and therefore the prohibitions of Section 57(a)(4) and Rule 17d-1 would apply respectively to prohibit the Affiliated Funds from participating in Co-Investment Transactions with the Regulated Funds. While Applicants do not believe that relief is required to permit transactions involving only Regulated Funds (in light of the provisions of Rule 17d-1(d)(5)) or to permit transactions with separately managed accounts, the Applicants have designed the Conditions so as to cover these transactions as well under a uniform process.

[21]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.
[22]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).
[23]	H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

D.	REQUESTED RELIEF

Accordingly, Applicants respectfully request an Order of the Commission, subject to the terms set forth in the Application, pursuant to Sections 17(d) and 57(c) and Rule 17d-l to permit any of the Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

E.	PRECEDENTS

The Commission has granted co-investment relief on numerous occasions in recent years.24 Although allocation formulae, approval procedures and presumptions may differ in detail as a result of circumstances and structures being different for each applicant, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by Gladstone Capital Corporation and its affiliates, for which an order was granted on July 26, 2012 (the “Gladstone Order”);25 to the extent the requested relief varies from the Gladstone Order, the variations reflect the specific business necessities of the Applicants, as well as the greater complexity of their organization in general. 26 Applicants believe, however, that the relief requested herein is consistent with the policy underlying the Gladstone Order as well as co-investment relief granted by the Commission to other BDCs and to registered closed-end funds.

III.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Sections 57(a) and (d)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds (or any person they control) in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous

[24]	See, e.g., Gladstone Capital Corp., et al (File No. 812-13878), Release No. IC-30154 (July 26, 2012) (order), Release No. IC-30125 (June 29, 2012) (notice); Medley Capital Corp., et al (File No. 812- 13787), Release No. IC- 30009, (March 26, 2012) (order), Release No. IC-29968 (Feb. 26, 2012) (notice); NGP Capital Resources Company, et al. (File No. 812-13695), Release No. IC-29860 (Nov. 10, 2011) (order), Release No. IC-29831(Oct. 7, 2011) (notice); Ridgewood Capital Energy Growth Fund, LLC, et. al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice);
[25]	See note 21, supra.
[26]

The Gladstone Order includes once adviser, three Regulated Funds and one existing fund that are prohibited from completing “joint transactions”, whereas in the Apollo Platform there are over 30 Existing Affiliated Advisers and over 50 Existing Affiliated Funds.

than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

A.	POTENTIAL BENEFITS

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Independent Directors or the Independent Party, as applicable, of each Regulated Fund has determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

B.	PROTECTIVE REPRESENTATIONS AND CONDITIONS

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction (including Covered Follow-On Investments and Covered Dispositions other than those that are pro rata pursuant to Conditions 7 and 8), all Regulated Funds participating in the Co-Investment Transactions will invest at the same time, except that the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority, or the Independent Party, as applicable, of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in pro rata Follow-On Investments and pro rata Dispositions, as provided in Conditions 7 and 8, is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or Disposition eliminates the possibility for overreaching and unnecessary prior review by the Board or Independent Party. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that participation by the Regulated Funds in Uncovered Follow-Ons and Uncovered Dispositions without the approval of a Required Majority or the Independent Party, as applicable, is consistent with the provisions, policies and purposes of the Act and guards against overreaching by the Affiliated Funds as discussed above in Section II.A.2 of the Application.

In sum, the Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions, including Covered Follow-On Investments and Covered Dispositions, in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

IV.	CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1. (a)	The Advisers will maintain policies and procedures reasonably designed to ensure that each Adviser is notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies of any Regulated Fund the Adviser manages.

(b)	When an Adviser is notified of a Potential Co-Investment Transaction that falls within the then-current Objectives and Strategies of a Regulated Fund managed by such Adviser, the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2. (a)	If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)	If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Fund(s), collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each party will be allocated among them pro rata based on the size of the order determined to be appropriate by each respective Adviser in accordance with the Advisers’ compliance policies. Each applicable Adviser will provide the Eligible Directors or Independent Party, as appropriate, with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors and Independent Party with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

(c)	After making the determinations required in Conditions 1 and 2(a) and (b) above, each applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors or the Independent Party, as applicable, of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction a Required Majority, or Independent Party, concludes that:

(i)	the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii)	the transaction is consistent with:

(A)	the interests of the Regulated Fund’s equity holders; and

(B)	the Regulated Fund’s then-current Objectives and Strategies;

(iii)

the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s), except that the occurrence of a settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction subsequent to the settlement date for the Regulated Fund, and vice versa, by no more than ten business days will not be treated as failing to satisfy these requirements, and if any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority, or the Independent Party, as applicable, from reaching the conclusions required by this Condition 2(c)(iii), if:

(A)	the Eligible Directors, or Independent Party, as applicable will have the right to ratify the selection of such director or board observer, if any,

(B)	the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board, or the Independent Party, as applicable, with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)	any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

(iv)	the proposed investment by the Regulated Fund will not involve compensation, remuneration or a similar financial benefit to a Related Party (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 13, (B) to the extent permitted by section 17(c) or (e) or 57(g) or (k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(C).

3. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. Each Adviser to a Regulated Fund will present to the Board, or the Independent Party, as applicable, of each Regulated Fund, on a quarterly basis, (a) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (b) a record of all Uncovered Dispositions completed during the prior quarter of securities of an issuer in which any Regulated Fund holds any securities acquired in a Co-Investment Transaction; and (c) a record of all Uncovered Follow-On Investments completed during the prior quarter in an issuer in which any Regulated Fund holds any securities acquired in a Co-Investment Transaction. All information presented to the Regulated Fund’s Board, or the Independent Party, as applicable, pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with Condition 8 below, a Regulated Fund will not complete a Co-Investment Transaction in reliance on the Order in any issuer in which a Related Party has an investment.

6. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date (except that the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction may occur subsequent to the settlement date for the Regulated Fund, and vice versa, although it will occur as soon as practicable thereafter and in no event more than ten business days thereafter) and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund. The grant to one or more Regulated Funds or Affiliated Funds, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 6, if Conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a)	If any Regulated Fund or Affiliated Fund desires to engage in a Covered Disposition, the Adviser to such Regulated Fund or Affiliated Fund will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction or Uncovered Follow-On Investment involving such securities and that continues to hold such securities of the proposed Covered Disposition at the earliest practical time;

(ii) formulate a recommendation as to participation by such Regulated Fund in the Covered Disposition; and

(b)	Each Regulated Fund will have the right to participate in such Covered Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

(c)	A Regulated Fund may participate in a Covered Disposition that follows a Co-Investment Transaction without obtaining prior approval of the Required Majority, or Independent Party, as applicable, if: (i) the proposed participation of each participating Regulated Fund and Affiliated Fund in such Covered Disposition is proportionate to its then-current holding of the security or securities of the issuer in question; (ii) the Required Majority, or Independent Party, as applicable of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Covered Dispositions on a pro rata basis (as described in greater detail in the Application); and (iii) the Board or Independent Party, as applicable, of the Regulated Fund is provided on a quarterly basis with a list of all Covered Dispositions made in accordance with this Condition. Pursuant to the preceding sentence, if more than one Regulated Fund holds the securities in question and one or more Regulated Fund chooses not to participate in the Disposition, any remaining Regulated Fund(s) and Affiliated Fund(s) may still complete a pro rata Disposition pursuant to this Condition 7(c). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors or Independent Party, as applicable, and the Regulated Fund will participate in such Covered Disposition solely to the extent that a Required Majority, or Independent Party, as applicable, determines that it is in the Regulated Fund’s best interests.

(d)	Each Regulated Fund and each Affiliated Fund will bear its own expenses in connection with any such Covered Disposition.

8. (a)	If any Regulated Fund or Affiliated Fund desires to make a Covered Follow-On Investment in a portfolio company, the Adviser to each such Regulated Fund or Affiliated Fund will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction or Uncovered Investment that preceded the proposed Covered Follow-On Investment of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b)

A Regulated Fund may participate in a Covered Follow-On Investment that follows a Co-Investment Transaction without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its then-current holding of the security or securities of the issuer in question; and (ii) the Required Majority or Independent Party, as applicable, of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). Pursuant to the preceding sentence, if more than one Regulated Fund holds the securities in question and one or more Regulated Fund chooses not to participate in the Follow-On Investment, any remaining Regulated Fund(s) and Affiliated Fund(s) may still complete a pro rata Follow-On Investment pursuant to this condition 8(b). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors or Independent Party, as applicable, and the Regulated Fund will participate in such Covered Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(c)	If, with respect to any Covered Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding holdings of the security in question immediately preceding the Follow-On Investment; and

(ii) the aggregate amount of participation recommended by the applicable Adviser for each Regulated Fund in such Covered Follow-On Investment, together with the aggregate amount of participation proposed for each Affiliated Fund in the same transaction, exceeds the amount of the Follow-On Investment opportunity, then the amount of the Covered Follow-On Investment opportunity will be allocated among them pro rata based on the size of the order submitted.

(d) when a Covered Follow-On Investment would follow an Uncovered Investment, a Regulated Fund will only participate if, prior to participation, the Required Majority or Independent Party, as applicable, makes the findings under Conditions 2(c)(i) through 2(c)(iv), and determines that the proposed Covered Follow-On Investment:

(i) both (A) is not materially improving the value of the securities of the issuer in question held by any Related Party, whether or not such Related Party is participating in the Covered Follow-On Investment, in any manner that is on a different basis than for the Related Party; and (B) is not designed to enable any Related Party to complete any other transaction for its investment portfolio that it could not otherwise complete; or

(ii) Any benefit received by a Related Party does not result from or constitute overreaching of any Regulated Fund on the part of any person concerned.

(e) The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

9. The Independent Directors or Independent Party, as applicable, of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors or Independent Party, as applicable, may determine whether all investments made in Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions. In addition, the Independent Directors and each Independent Party will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10. Each Regulated Fund will maintain the records required by section 57(f)(3) of the Act as if each of the Regulated Funds were a business development company and each of the investments permitted under these Conditions were approved by the Required Majority under section 57(f).

11. No Independent Director or Independent Party of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k) and administrative agent or other fees permitted by Section 17(c) or 57(g) in respect of an investment) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants based on the amount they invest in such Co-Investment Transaction. No entity included in the Apollo Platform, the Advisers, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(C), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k), or (iii) in the case of the Advisers and their service-provider affiliates (such as, among others, affiliated administrators, broker-dealers and loan servicers), investment advisory, administrative27, broker-dealer, loan-servicing and other service compensation permitted by Section 17(c) or 57(g) paid in accordance with investment advisory, administrative, broker-dealer, and loan-servicing agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser or an affiliated person thereof.

V.	PROCEDURAL MATTERS

A.	COMMUNICATIONS

Please address all communications concerning this Application and the Notice and Order to:

James C. Zelter

Chief Executive Officer

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

and

John J. Suydam

Chief Legal Officer and Vice President

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

and

Joseph D. Glatt

Secretary and Vice-President

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

[27]	“Administrative compensation” refers to the administrative and operational services compensation paid pursuant to agreements by and between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser or an affiliated person thereof for services provided by such Adviser or affiliated person.

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm

Sutherland Asbill & Brennan LLP

700 6th Street, N.W.

Washington, D.C. 20001

(202) 383-0176

and

Richard Prins, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-2790

B.	AUTHORIZATION

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 11th day of February, 2013.

APOLLO INVESTMENT CORPORATION

By	/s/ John J. Suydam
	Name:	John J. Suydam
	Title:	Chief Legal Officer and Vice President

AIC CREDIT OPPORTUNITY FUND LLC

APOLLO INVESTMENT MANAGEMENT, L.P.

APOLLO MANAGEMENT VI, L.P.

APOLLO MANAGEMENT VII, L.P.

APOLLO GLOBAL REAL ESTATE MANAGEMENT, L.P.

APOLLO CAPITAL MANAGEMENT, L.P.

APOLLO SVF MANAGEMENT, L.P.

APOLLO VALUE MANAGEMENT, L.P.

APOLLO EUROPE MANAGEMENT, L.P.

APOLLO EPF MANAGEMENT, L.P.

APOLLO CREDIT LIQUIDITY MANAGEMENT, L.P.

APOLLO CREDIT OPPORTUNITY MANAGEMENT, LLC

AGRE CMBS MANAGEMENT LLC

APOLLO CREDIT MANAGEMENT II, L.P.

APOLLO CREDIT MANAGEMENT (CLO), LLC

APOLLO CREDIT MANAGEMENT II GP, LLC

APOLLO PALMETTO ATHENE ADVISORS, L.P.

APOLLO CREDIT MANAGEMENT, LLC

APOLLO PALMETTO STRATEGIC PARTNERSHIP, L.P.

APOLLO SPECIAL OPPORTUNITIES MANAGED ACCOUNT, L.P.

APOLLO VALUE INVESTMENT MASTER FUND, L.P.

APOLLO INVESTMENT EUROPE II, L.P.

APOLLO EUROPEAN PRINCIPAL FINANCE FUND, L.P.

APOLLO CREDIT OPPORTUNITY FUND II, L.P.

APOLLO INVESTMENT FUND VI, L.P.

APOLLO INVESTMENT FUND VII, L.P.

ACREFI MANAGEMENT, LLC

AGRE CMBS FUND L.P.

APOLLO CREDIT SENIOR LOAN FUND, L.P.

APOLLO/PALMETTO LOAN PORTFOLIO, L.P.

ALM IV, LTD.

AGRE U.S. REAL ESTATE FUND, L.P.

ALM V, LTD.

APOLLO LONGEVITY, LLC

COF II CLO II, LLC

ALM LOAN FUNDING 2010-2 (P), LTD.

ALM LOAN FUNDING 2010-3, LTD.

A-A EUROPEAN SENIOR DEBT FUND, L.P.

APOLLO MANAGEMENT SINGAPORE PTE. LTD.

APOLLO EUROPEAN STRATEGIC MANAGEMENT, L.P.

APOLLO EUROPEAN STRATEGIC INVESTMENTS (HOLDINGS), L.P.

APOLLO RESIDENTIAL MORTGAGE, INC.

ARM MANAGER, LLC

APOLLO GLOBAL REAL ESTATE MANAGEMENT GP, LLC

AGRE DEBT FUND I, L.P.

AGRE – CRE DEBT MANAGER, LLC

APOLLO NATURAL RESOURCES PARTNERS, L.P.

APOLLO COMMODITIES MANAGEMENT, L.P.

FINANCIAL CREDIT INVESTMENT I, L.P.

FINANCIAL CREDIT INVESTMENT I MANAGER, LLC

APOLLO EUROPEAN SENIOR DEBT MANAGEMENT, LLC

APOLLO/PALMETTO SHORT-MATURITY LOAN PORTFOLIO, L.P.

APOLLO CREDIT MANAGEMENT (SENIOR LOANS), LLC

2011 A4 FUND, L.P.

2011 STONE TOWER HY CAYMAN FUND TRUST

2012 CMBS-I FUND, L.P.

2012 CMBS-I MANAGEMENT, LLC

2012 CMBS-II FUND, L.P.

2012 CMBS-II MANAGEMENT LLC

2012 CMBS-III FUND, L.P.

2012 CMBS-III MANAGEMENT LLC

AGRE ASIA PACIFIC MANAGEMENT, LLC

AGRE CMBS MANAGEMENT II LLC

AGRE NA MANAGEMENT, LLC

ALM IX, LTD.

ALM VI, LTD.

ALM VII, LTD.

ALM VIII, LTD.

APOLLO AF LOAN TRUST 2012

APOLLO ASIA PRIVATE CREDIT MASTER FUND PTE., LTD.

APOLLO CENTRE STREET MANAGEMENT, LLC

APOLLO CENTRE STREET PARTNERSHIP, L.P.

APOLLO CREDIT FUNDING I LTD.

APOLLO CREDIT MANAGEMENT (SENIOR LOANS) II, LLC

APOLLO CREDIT MASTER FUND LTD.

APOLLO CREDIT STRATEGIES MASTER FUND LTD.

APOLLO EPF II PARTNERSHIP

APOLLO EPF MANAGEMENT II, L.P.

APOLLO EUROPEAN CREDIT MANAGEMENT, L.P.

APOLLO EUROPEAN CREDIT MASTER FUND, L.P.

APOLLO SK STRATEGIC INVESTMENTS, L.P.

APOLLO SK STRATEGIC MANAGEMENT, LLC

APOLLO ST DEBT ADVISORS LLC

APOLLO ST FUND MANAGEMENT LLC

APOLLO STRUCTURED CREDIT RECOVERY MASTER FUND II LTD.

CORNERSTONE CLO LTD.

GULFSTREAM – COMPASS CLO 2007, LTD.

GULFSTREAM – RASHINBAN CLO 2006-I, LTD.

GULFSTREAM – SEXTANT CLO 2007-1, LTD.

GULFSTREAM ASSET MANAGEMENT, LLC

NEPTUNE FINANCE CCS, LTD.

RAMPART CLO 2006-I LTD.

RAMPART CLO 2007 LTD.

STONE TOWER CLO V LTD.

STONE TOWER CLO VI LTD.

STONE TOWER CLO VII LTD.

STONE TOWER CREDIT SOLUTIONS MASTER FUND LTD.

STONE TOWER LOAN TRUST 2010

STONE TOWER LOAN TRUST 2011

By:	/s/ John J. Suydam
Name:	John J. Suydam
Title:	Authorized Person

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

By:	/s/ Stuart A. Rothstein
Name:	Stuart A. Rothstein
Title:	Chief Financial Officer

ATHENE ASSET MANAGEMENT, LLC

By:	/s/ James R. Belardi
Name:	James R. Belardi
Title:	Chief Executive Officer

APOLLO SENIOR FLOATING RATE FUND INC.

By:	/s/ Joseph Glatt
Name:	Joseph Glatt
Title:	Authorized Person

MERX AVIATION FINANCE HOLDINGS, LLC

By:	/s/ Joseph Glatt
Name:	Joseph Glatt
Title:	Authorized Person

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned states that he has duly executed the attached application dated as of February 11, 2013 for and on behalf of Apollo Investment Corporation; that he is the Chief Legal Officer and Vice President of such company; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

APOLLO INVESTMENT CORPORATION

By:	/s/ John J. Suydam
Name:	John J. Suydam
Title:	Chief Legal Officer and Vice President

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned states that he has duly executed the attached application dated as of February 11, 2013 for and on behalf of Apollo Investment Corporation, AIC Credit Opportunity Fund LLC, Apollo Investment Management, L.P., Apollo Management VI, L.P., Apollo Management VII, L.P., Apollo Global Real Estate Management, L.P., Apollo Capital Management, L.P., Apollo SVF Management, L.P., Apollo Value Management, L.P., Apollo Europe Management, L.P., Apollo EPF Management, L.P., Apollo Credit Liquidity Management, L.P., Apollo Credit Opportunity Management, LLC, AGRE CMBS Management LLC, Apollo Credit Management II, L.P., Apollo Credit Management (CLO), LLC, Apollo Credit Management II GP, LLC, Apollo Palmetto Athene Advisors, L.P., Athene Asset Management, LLC, Apollo Credit Management, LLC, Apollo Palmetto Strategic Partnership, L.P., Apollo Special Opportunities Managed Account, L.P., Apollo Value Investment Master Fund, L.P., Apollo Investment Europe II, L.P., Apollo European Principal Finance Fund, L.P., Apollo Credit Opportunity Fund II, L.P., Apollo Investment Fund VI, L.P., Apollo Investment Fund VII, L.P., Apollo Commercial Real Estate Finance, Inc., ACREFI Management, LLC, AGRE CMBS Fund L.P., Apollo Credit Senior Loan Fund, L.P., Apollo Senior Floating Rate Fund Inc., Apollo/Palmetto Loan Portfolio, L.P., ALM IV, Ltd., AGRE U.S. Real Estate Fund, L.P., ALM V, Ltd., Apollo Longevity, LLC, COF II CLO II, LLC, ALM Loan Funding 2010-2 (P), Ltd., ALM Loan Funding 2010-3, Ltd., A-A European Senior Debt Fund, L.P., Apollo Management Singapore Pte. Ltd., Apollo European Strategic Management, L.P., Apollo European Strategic Investments (Holdings), L.P., Apollo Residential Mortgage, Inc., ARM Manager, LLC, Apollo Global Real Estate Management GP, LLC, AGRE Debt Fund I, L.P., AGRE – CRE Debt Manager, LLC, Apollo Natural Resources Partners, L.P., Apollo Commodities Management, L.P., Financial Credit Investment I, L.P., Financial Credit Investment I Manager, LLC, Apollo European Senior Debt Management, LLC, Apollo/Palmetto Short-Maturity Loan Portfolio, L.P., Apollo Credit Management (Senior Loans), LLC, 2011 A4 Fund, L.P., 2011 Stone Tower HY Cayman Fund Trust, 2012 CMBS-I Fund, L.P., 2012 CMBS-I Management, LLC, 2012 CMBS-II Fund, L.P., 2012 CMBS-II Management LLC, 2012 CMBS-III Fund, L.P., 2012 CMBS-III Management LLC, AGRE Asia Pacific Management, LLC, AGRE CMBS Management II LLC, AGRE NA Management, LLC, ALM IX, Ltd., ALM VI, Ltd., ALM VII, Ltd., ALM VIII, Ltd., Apollo AF Loan Trust 2012, Apollo Asia Private Credit Master Fund Pte., Ltd., Apollo Centre Street Management, LLC, Apollo Centre Street Partnership, L.P., Apollo Credit Funding I Ltd., Apollo Credit Management (Senior Loans) II, LLC, Apollo Credit Master Fund Ltd., Apollo Credit Strategies Master Fund Ltd., Apollo EPF II Partnership, Apollo EPF Management II, L.P., Apollo European Credit Management, L.P., Apollo European Credit Master Fund, L.P., Apollo SK Strategic Investments, L.P., Apollo SK Strategic Management, LLC, Apollo ST Debt Advisors LLC, Apollo ST Fund Management LLC, Apollo Structured Credit Recovery Master Fund II Ltd., Cornerstone CLO Ltd., Gulfstream – Compass CLO 2007, Ltd., Gulfstream – Rashinban CLO 2006-I, Ltd., Gulfstream – Sextant CLO 2007-1, Ltd., Gulfstream Asset Management, LLC, Neptune Finance

CCS, Ltd., Rampart CLO 2006-I Ltd., Rampart CLO 2007 Ltd., Stone Tower CLO V Ltd., Stone Tower CLO VI Ltd., Stone Tower CLO VII Ltd., Stone Tower Credit Solutions Master Fund Ltd., Stone Tower Loan Trust 2010, Stone Tower Loan Trust 2011, Merx Aviation Finance Holdings, LLC that he is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

AIC CREDIT OPPORTUNITY FUND LLC
APOLLO INVESTMENT MANAGEMENT, L.P.
APOLLO MANAGEMENT VI, L.P.
APOLLO MANAGEMENT VII, L.P.
APOLLO GLOBAL REAL ESTATE MANAGEMENT, L.P.
APOLLO CAPITAL MANAGEMENT, L.P.
APOLLO SVF MANAGEMENT, L.P.
APOLLO VALUE MANAGEMENT, L.P.
APOLLO EUROPE MANAGEMENT, L.P.
APOLLO EPF MANAGEMENT, L.P.
APOLLO CREDIT LIQUIDITY MANAGEMENT, L.P.
APOLLO CREDIT OPPORTUNITY MANAGEMENT, LLC
AGRE CMBS MANAGEMENT LLC
APOLLO CREDIT MANAGEMENT II, L.P.
APOLLO CREDIT MANAGEMENT (CLO), LLC
APOLLO CREDIT MANAGEMENT II GP, LLC
APOLLO PALMETTO ATHENE ADVISORS, L.P.
APOLLO CREDIT MANAGEMENT, LLC
APOLLO PALMETTO STRATEGIC PARTNERSHIP, L.P.
APOLLO SPECIAL OPPORTUNITIES MANAGED ACCOUNT, L.P.
APOLLO VALUE INVESTMENT MASTER FUND, L.P.
APOLLO INVESTMENT EUROPE II, L.P.
APOLLO EUROPEAN PRINCIPAL FINANCE FUND, L.P.
APOLLO CREDIT OPPORTUNITY FUND II, L.P.
APOLLO INVESTMENT FUND VI, L.P.
APOLLO INVESTMENT FUND VII, L.P.
ACREFI MANAGEMENT, LLC
AGRE CMBS FUND L.P.
APOLLO CREDIT SENIOR LOAN FUND, L.P.
APOLLO/PALMETTO LOAN PORTFOLIO, L.P.
ALM IV, LTD.
AGRE U.S. REAL ESTATE FUND, L.P.
ALM V, LTD.
APOLLO LONGEVITY, LLC
COF II CLO II, LLC
ALM LOAN FUNDING 2010-2 (P), LTD.
ALM LOAN FUNDING 2010-3, LTD.
A-A EUROPEAN SENIOR DEBT FUND, L.P.
APOLLO MANAGEMENT SINGAPORE PTE. LTD.
APOLLO EUROPEAN STRATEGIC MANAGEMENT, L.P.
APOLLO EUROPEAN STRATEGIC INVESTMENTS (HOLDINGS), L.P.

APOLLO RESIDENTIAL MORTGAGE, INC.
ARM MANAGER, LLC
APOLLO GLOBAL REAL ESTATE MANAGEMENT GP, LLC
AGRE DEBT FUND I, L.P.
AGRE – CRE DEBT MANAGER, LLC
APOLLO NATURAL RESOURCES PARTNERS, L.P.
APOLLO COMMODITIES MANAGEMENT, L.P.
FINANCIAL CREDIT INVESTMENT I, L.P.
FINANCIAL CREDIT INVESTMENT I MANAGER, LLC
APOLLO EUROPEAN SENIOR DEBT MANAGEMENT, LLC
APOLLO/PALMETTO SHORT-MATURITY LOAN PORTFOLIO, L.P.
APOLLO CREDIT MANAGEMENT (SENIOR LOANS), LLC
2011 A4 FUND, L.P.
2011 STONE TOWER HY CAYMAN FUND TRUST
2012 CMBS-I FUND, L.P.
2012 CMBS-I MANAGEMENT, LLC
2012 CMBS-II FUND, L.P.
2012 CMBS-II MANAGEMENT LLC
2012 CMBS-III FUND, L.P.
2012 CMBS-III MANAGEMENT LLC
AGRE ASIA PACIFIC MANAGEMENT, LLC
AGRE CMBS MANAGEMENT II LLC
AGRE NA MANAGEMENT, LLC
ALM IX, LTD.
ALM VI, LTD.
ALM VII, LTD.
ALM VIII, LTD.
APOLLO AF LOAN TRUST 2012
APOLLO ASIA PRIVATE CREDIT MASTER FUND PTE., LTD.
APOLLO CENTRE STREET MANAGEMENT, LLC
APOLLO CENTRE STREET PARTNERSHIP, L.P.
APOLLO CREDIT FUNDING I LTD.
APOLLO CREDIT MANAGEMENT (SENIOR LOANS) II, LLC
APOLLO CREDIT MASTER FUND LTD.
APOLLO CREDIT STRATEGIES MASTER FUND LTD.
APOLLO EPF II PARTNERSHIP
APOLLO EPF MANAGEMENT II, L.P.
APOLLO EUROPEAN CREDIT MANAGEMENT, L.P.
APOLLO EUROPEAN CREDIT MASTER FUND, L.P.
APOLLO SK STRATEGIC INVESTMENTS, L.P.
APOLLO SK STRATEGIC MANAGEMENT, LLC
APOLLO ST DEBT ADVISORS LLC
APOLLO ST FUND MANAGEMENT LLC
APOLLO STRUCTURED CREDIT RECOVERY MASTER FUND II LTD.
CORNERSTONE CLO LTD.
GULFSTREAM – COMPASS CLO 2007, LTD.
GULFSTREAM – RASHINBAN CLO 2006-I, LTD.
GULFSTREAM – SEXTANT CLO 2007-1, LTD.
GULFSTREAM ASSET MANAGEMENT, LLC

NEPTUNE FINANCE CCS, LTD.
RAMPART CLO 2006-I LTD.
RAMPART CLO 2007 LTD.
STONE TOWER CLO V LTD.
STONE TOWER CLO VI LTD.
STONE TOWER CLO VII LTD.
STONE TOWER CREDIT SOLUTIONS MASTER FUND LTD.
STONE TOWER LOAN TRUST 2010
STONE TOWER LOAN TRUST 2011

By:	/s/ John J. Suydam
Name:	John J. Suydam
Title:	Authorized Person

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

By:	/s/ Stuart A. Rothstein
Name:	Stuart A. Rothstein
Title:	Chief Financial Officer

ATHENE ASSET MANAGEMENT, LLC

By:	/s/ James R. Belardi
Name:	James R. Belardi
Title:	Chief Executive Officer

APOLLO SENIOR FLOATING RATE FUND INC.

By:	/s/ Joseph Glatt
Name:	Joseph Glatt
Title:	Authorized Person

MERX AVIATION FINANCE HOLDINGS, LLC

By:	/s/ Joseph Glatt
Name:	Joseph Glatt
Title:	Authorized Person

APPENDIX A

The Existing Affiliated Funds are comprised of the following groups, and all Existing Affiliated Funds are managed by Affiliated Advisers:

1. Private Equity: The private equity group’s primary investment focus is global private equity, traditional buyout and distress for control investing. The private equity group includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

(a) Apollo Investment Fund VI, L.P. This fund is managed by Apollo Management VI, L.P.

(b) Apollo Investment Fund VII, L.P. This fund is managed by Apollo Management VII, L.P.

2. Credit: The credit group was established to complement the private equity group’s business. The credit group includes the following Existing Affiliated Funds:

(a) Apollo Investment Europe II, L.P., which is managed by Apollo Europe Management, L.P.

(b) Apollo Special Opportunities Managed Account, L.P., which is managed by Apollo SVF Management, L.P.

(c) Apollo European Principal Finance Fund, L.P., which is managed by Apollo EPF Management, L.P.

(d) Apollo EPF II Partnership, which is managed by Apollo EPF Management II, L.P.

(e) Apollo Credit Senior Loan Fund, L.P., which is managed by Apollo Credit Management II GP, LLC.

(f) Apollo/Palmetto Loan Portfolio, L.P., which is managed by Apollo Credit Management II, L.P.

(g) ALM IV, Ltd., which is managed by Apollo Credit Management (CLO), LLC.

(h) ALM V, Ltd., which is managed by COF II CLO II, LLC.

(i) ALM Loan Funding 2010-2 (P), Ltd., which is managed by Apollo Credit Management (CLO), LLC.

(j) ALM Loan Funding 2010-3, Ltd., which is managed by Apollo Credit Management (CLO), LLC.

(k) Apollo Longevity, LLC, which is managed by Apollo Capital Management, L.P.

(l) ALM VI, Ltd., which is managed by Apollo Credit Management (CLO), LLC.

(m) ALM VII, Ltd., which is managed by Apollo Credit Management (CLO), LLC.

(n) ALM VIII, Ltd., which is managed by Apollo Credit Management (CLO), LLC.

(o) ALM IX, Ltd., which is managed by Apollo Credit Management (CLO), LLC.

(p) A-A European Senior Debt Fund, L.P., which is managed by Apollo European Senior Debt Management, LLC.

(q) Apollo European Strategic Investments (Holdings), L.P., which is managed by Apollo European Strategic Management, L.P.

(r) Apollo/Palmetto Short-Maturity Loan Portfolio, L.P., which is managed by Apollo Credit Management (Senior Loans), LLC.

(s) Apollo Asia Private Credit Master Fund Pte. Ltd., which is managed by Apollo Management Singapore Pte. Ltd.

(t) Apollo European Credit Master Fund, L.P., which is managed by Apollo European Credit Management, L.P.

(u) Apollo Centre Street Partnership, L.P., which is managed by Apollo Centre Street Management, LLC.

(v) Apollo SK Strategic Investments, L.P., which is managed by Apollo SK Strategic Management, LLC.

(w) Apollo AF Loan Trust 2012, which is managed by Apollo Credit Management (Senior Loans) II, LLC.

(x) Apollo Credit Master Fund Ltd. and Apollo Credit Funding I Ltd., which are both managed by Apollo ST Fund Management LLC.

(y) Stone Tower Credit Solutions Master Fund Ltd., which is managed by Apollo ST Fund Management LLC.

(z) Apollo Credit Strategies Master Fund Ltd., which is managed by Apollo ST Fund Management LLC.

(aa) Apollo Structured Credit Recovery Master Fund II Ltd., which is managed by Apollo ST Fund Management LLC.

(bb) Stone Tower Loan Trust 2010, which is managed by Apollo ST Fund Management LLC.

(cc) Stone Tower Loan Trust 2011, which is managed by Apollo ST Fund Management LLC.

(dd) 2011 Stone Tower HY Cayman Fund Trust, which is managed by Apollo ST Fund Management LLC.

(ee) Gulfstream – Compass CLO 2007, Ltd., which is managed by Gulfstream Asset Management, LLC.

(ff) Gulfstream – Rashinban CLO 2006-I, Ltd., which is managed by Gulfstream Asset Management, LLC.

(gg) Gulfstream – Sextant CLO 2007-1, Ltd., which is managed by Gulfstream Asset Management, LLC.

(hh) Neptune Finance CCS, Ltd., which is managed by Gulfstream Asset Management, LLC.

(ii) Cornerstone CLO Ltd., which is managed by Apollo ST Debt Advisors LLC.

(jj) Rampart CLO 2006-I Ltd., which is managed by Apollo ST Debt Advisors LLC.

(kk) Rampart CLO 2007 Ltd., which is managed by Apollo ST Debt Advisors LLC.

(ll) Stone Tower CLO V Ltd., which is managed by Apollo ST Debt Advisors LLC.

(mm) Stone Tower CLO VI Ltd., which is managed by Apollo ST Debt Advisors LLC.

(nn) Stone Tower CLO VII Ltd., which is managed by Apollo ST Debt Advisors LLC.

(oo) Apollo Value Investment Master Fund, L.P., which is managed by Apollo Value Management, L.P.

(pp) Apollo Credit Opportunity Fund II, L.P., which is managed by Apollo Credit Opportunity Management LLC.

(qq) Apollo – Palmetto Strategic Partnership, L.P., which is managed by Apollo Credit Management, L.P.

3. Real Estate: The real estate group primarily invests in legacy commercial mortgage-backed securities, commercial first mortgage loans, mezzanine investments and other commercial real estate-related debt investments. Additionally, the real estate group includes real estate funds that focus on opportunistic investments in distressed debt and equity recapitalization transactions. The real estate group includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

(a) Apollo Commercial Real Estate Finance, Inc. (“ACREFI”), which is managed by ACREFI Management, LLC.

(b) AGRE CMBS Fund, L.P., which is managed by AGRE CMBS Management LLC.

(c) AGRE U.S. Real Estate Fund, L.P., which is managed by AGRE NA Management, LLC.

(d) AGRE Debt Fund I, L.P., which is managed by AGRE – CRE Debt Manager, LLC.

(e) Apollo Residential Mortgage, Inc., which is managed by ARM Manager, LLC.

(f) 2011 A4 Fund, L.P., which is managed by AGRE CMBS Management II LLC.

(g) 2012 CMBS-I Fund, L.P., which is managed by 2012 CMBS-I Management LLC.

(h) 2012 CMBS-II Fund, L.P., which is managed by 2012 CMBS-II Management LLC.

(i) 2012 CMBS-III Fund, L.P., which is managed by 2012 CMBS-III Management LLC.

4. Natural Resources:

(a) Apollo Natural Resources Partners, L.P., which is managed by Apollo Commodities Management, L.P. with respect to Series I, is a fund established to capitalize on private equity investment opportunities in the natural resources industry, principally in the metals and mining, energy and select other natural resources sectors.

5. Life Settlements:

(a) Financial Credit Investment I, L.P., which is managed by Financial Credit Investment I Manager, LLC is a fund formed for the purpose of acquiring and managing portfolios of life insurance policies and other related instruments.

Each of the above Existing Affiliated Funds is a separate and distinct legal entity and each relies on the exemption from registration as an investment company under the Act provided by Section 3(c)(1), 3(c)(5)(C) or 3(c)(7).

In addition, each of the Existing Affiliated Funds is a Delaware limited partnership, Delaware corporation or managed account except as follows:

Maryland corporations:

•	Apollo Commercial Real Estate Finance, Inc.; and

•	Apollo Senior Floating Rate Fund Inc.

Cayman Island limited partnerships and limited companies:

•	Apollo Value Investment Master Fund, L.P.;

•	Apollo Investment Europe II, L.P.;

•	Apollo European Principal Finance Fund, L.P.;

•	ALM Loan Funding 2010-2 (P), Ltd.;

•	ALM Loan Funding 2010-3, Ltd.;

•	Apollo European Strategic Investments (Holdings), L.P.;

•	AGRE Debt Fund I, L.P.; and

•	Financial Credit Investment I, L.P.

•	ALM IV, Ltd.

•	ALM V, Ltd.

•	ALM VI, Ltd.

•	ALM VII, Ltd.

•	ALM VIII, Ltd.

•	ALM IX, Ltd.

•	Apollo European Credit Master Fund, L.P.

•	Apollo SK Strategic Investments, L.P.

•	Apollo Credit Master Fund Ltd.

•	Apollo Credit Funding I Ltd.

•	Stone Tower Credit Solutions Master Fund Ltd.

•	Apollo Credit Strategies Master Fund Ltd.

•	Apollo Structured Credit Recovery Master Fund II Ltd.

•	Stone Tower Loan Trust 2010

•	Stone Tower Loan Trust 2011

•	2011 Stone Tower HY Cayman Fund Trust

•	Gulfstream – Compass CLO 2007, Ltd.

•	Gulfstream – Rashinban CLO 2006-I, Ltd.

•	Gulfstream – Sextant CLO 2007-1, Ltd.

•	Neptune Finance CCS, Ltd.

•	Cornerstone CLO Ltd.

•	Rampart CLO 2006-I Ltd.

•	Rampart CLO 2007 Ltd.

•	Stone Tower CLO V Ltd.

•	Stone Tower CLO VI Ltd.,

•	Stone Tower CLO VII Ltd.

Marshall Islands partnership:

•	Apollo EPF II Partnership

Singapore limited company:

•	Apollo Asia Private Credit Master Fund Pte. Ltd.

Any of the Affiliated Funds could be deemed to be persons identified in Section 57(b), thus requiring exemptive relief to co-invest with the AIC Funds or BDC Downstream Funds by virtue of the fact that the AIC Funds’, the BDC Downstream Funds’ and the Affiliated Funds’ respective investment advisers/managers are under common control.

APPENDIX B

Resolutions of the Board of Directors of Apollo Investment Corporation

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of Apollo Investment Corporation (the “Corporation”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be prepared, executed, delivered and filed with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Section 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Corporation with certain entities which may be deemed to be “affiliates” of the Corporation pursuant to the provisions of the Investment Company Act of 1940, which such joint transactions and co-investments would otherwise be prohibited by Section 57(a)(4) of the Investment Company Act of 1940, all as more fully set forth in the draft Application that has been presented to the Board, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Securities and Exchange Commission and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

RESOLVED FURTHER, that a Policy on Transactions with Affiliates statement substantially in a form restating the conditions set forth in Section II of the Application as finally approved by the Commission is hereby approved and will be adopted, upon final approval of the Application by the Commission, in all respects as a policy of the Corporation and the Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to take such action as they shall deem necessary or desirable to formalize such policies and streamline the approval process for co-investment transactions with affiliates of the Corporation, in such form as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to perform all of the agreements and obligations of the Corporation in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in

B-1

connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority thereof and the authorization, acceptance, adoption, ratification, approval and confirmation by the Corporation thereof.

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APPENDIX C

Resolutions of the Board of Directors of

Apollo Senior Floating Rate Fund, Inc.

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of Apollo Senior Floating Rate Fund, Inc. (the “Corporation”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be prepared, executed, delivered and filed with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Section 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Corporation with certain entities which may be deemed to be “affiliates” of the Corporation pursuant to the provisions of the Investment Company Act of 1940, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the Investment Company Act of 1940, all as more fully set forth in the draft Application that has been presented to the Board, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Securities and Exchange Commission and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to perform all of the agreements and obligations of the Corporation in connection with the foregoing resolution and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolution, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority thereof and the authorization, acceptance, adoption, ratification, approval and confirmation by the Corporation thereof.

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